UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

118 Connaught Road West
Room 1101
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Annual Shareholders Meeting

On December 20, 2023, at 10:00 A.M., Hong Kong time (December 19, 2023, at 9:00 P.M., Eastern Time), TOPT Financial Group (the “Company”) held an annual shareholders meeting (the “Annual Meeting”) at its executive office at 118 Connaught Road West, Room 1101, Hong Kong. Holders of 30,302,659 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 86.55% of the total 35,011,823 outstanding ordinary shares as of the record date of October 13, 2023, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, to approve the re-appointment of the following five directors, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.
	Junli Yang	30,268,521	31,337	2,601
	Ka Fai Yuen	30,268,427	31,251	2,981
	Anthony S. Chan	30,269,098	30,579	2,983
	Mau Chung Ng	30,268,753	30,923	2,983
	Mei Cai	30,268,472	31,183	3,004
Proposal Two:	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.	30,279,105	22,131	1,423
Proposal Three:	By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:
	“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”	30,225,713	76,013	933
Proposal Four:	By an ordinary resolution, to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”).	30,121,509	107,960	1,721
Proposal Five:	By a special resolution, to authorize the Board to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure and:
	(i) re-classify all Ordinary Shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;
	(ii) re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with fifty (50) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and	30,120,753	108,408	2,030
	(iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,
	provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorized but unissued Ordinary Shares.
Proposal Six:	By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and the authorization to the Directors to establish, at the Directors’ discretion, the dual-class share capital structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.	30,127,209	97,448	6,533

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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